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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549




                                  SCHEDULE 13G
                             (Amendment No. ______)



                    Under the Securities Exchange Act of 1934




                          Chicago Pizza & Brewery, Inc.


                                  Common Stock




                               CUSIP #167889 10 4








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CUSIP:     167889  10  4                         Page 2 of 4

1.     NAME OF REPORTING PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION NO. OF BELOW PERSON

     Jeremiah J. Hennessy            ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)     ________

          (b)     ________

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

NUMBER OF               5.     SOLE VOTING POWER
                               661,357

SHARES
BENEFICIALLY            6.     SHARED VOTING POWER

OWNED BY                       -0-

EACH                    7.     SOLE DISPOSITIVE POWER

REPORTING                      661,357

PERSON                  8.     SHARED DISPOSITIVE POWER

WITH                           -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         661,357

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES       ______________

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.64%

12.     TYPE OF REPORTING PERSON
        IN

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CUSIP:     167889 10 4                         Page 3 of 4


ITEM 1.

     (a)     Chicago Pizza & Brewery, Inc.
     (b)     26131 Marguerite Parkway, Suite A
             Mission Viejo, CA 92692

ITEM 2.

     (a)     Jeremiah J. Hennessy
     (b)     26131 Marguerite Parkway, Suite A
             Mission Viejo, CA 92692
     (c)     U.S.A.
     (d)     Common Stock
     (e)     167889  10  4

ITEM 3.

     Not  applicable.

ITEM 4.     Ownership

     (a)     Amount Beneficially Owned:     661,357
     (b)     Percent of Class:               8.64%
     (c)     Number of shares as to which such person has:
     (i)     sole power to vote or to direct the vote:  661,357
    (ii)     shared power to vote or to direct the vote:  -0-
   (iii)     sole power to dispose or to direct the disposition of: 661,357
    (iv)     shared power to dispose or to direct the disposition of:  -0-

ITEM 5.     Ownership of Five percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ______________

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

ITEM 7. Identification and Classification of the Subsidiary which acquired the Security being reported on by the parent holding company.

          Not applicable

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CUSIP     167889  10  4                    Page 4 of 4



ITEM 8.     Identification and Classification of Members of the Group.

          Not Applicable.

ITEM 9.     Notice of Dissolution of Group.

          Not Applicable.

ITEM 10.     Certification.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         February 9, 2000




                         /s/ JEREMIAH J. HENNESSY
                         ____________________________
                         Jeremiah J. Hennessy


                         Co-Chief Executive Officer, Director